UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

Commission File Number: 001-33195

TRINA SOLAR LIMITED

No. 2 Xin Yuan Yi Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

TRINA SOLAR LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED

By:	/s/ Jifan Gao
Name:	Jifan Gao
Title:	Chairman and Chief Executive Officer

Date: June 29, 2007

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Exhibit 99.1

For Immediate Release

Contact:

Trina Solar Limited	CCG Elite Investor Relations
Sean Shao, CFO	Crocker Coulson, President
Phone: + (86) 519-548-6752 (Changzhou)	Phone: + (1) 646-213-1915 (New York)
Email: ir@trinasolar.com	Ed Job, Financial Writer
Phone: + (1) 646-213-1914

Trina Solar Holds Annual General Meeting of Shareholders

Changzhou, China – June 29, 2007 – Trina Solar Limited (NYSE: TSL) (“Trina Solar”), an integrated manufacturer of solar power products based in Changzhou, China, today announced that it held its 2007 Annual General Meeting of Shareholders (the “AGM”) on June 27, 2007. Each of the proposals submitted for shareholder approval at the AGM was approved.

Specifically, the shareholders approved:

Proposal No. 1 –	Re-election of Mr. Jifan Gao as a director of the Company;

Proposal No. 2 –	Re-election of Mr. Jianwei Shi as a director of the Company;

Proposal No. 3 –	Re-election of Mr. Qian Zhao as a director of the Company;

Proposal No. 4 –	Amendment to the number of authorized shares for grant under the Company’s Share Incentive Plan from 52,631,579 ordinary shares to 102,718,350 ordinary shares;

Proposal No. 5 –	Ratification of the appointment of the Independent Auditor Deloitte Touche Tohmatsu for the fiscal year 2006;

Proposal No. 6 –	Appointment of the Independent Auditor Deloitte Touche Tohmatsu for the fiscal year 2007; and

Proposal No. 7 –	Inclusion of financial statements of fiscal year 2006 in the Company’s 2006 annual report.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL), through its wholly-owned subsidiary Changzhou Trina Solar Energy Co., Ltd., is an integrated solar PV manufacturer based in China. The company began research and development efforts in solar products in 1999 and in 2002 it started the system integration business. The company moved into the assembly of solar modules in 2004 as well as the manufacturing of monocrystalline ingots, wafers and cells in 2005, 2006 and 2007, respectively. The company’s solar modules provide reliable and environmentally-friendly electric power for residential, commercial, industrial and other applications worldwide. The company sells its products to customers around the globe, including a number of European countries, such as Germany, Spain and Italy, where government incentives have accelerated the adoption of solar power. For further information, visit the company’s website at http://www.trinasolar.com.

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